Filed pursuant to Rule 424(b)(3)
File No. 333-240261

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated April 15, 2022

to

Prospectus dated April 8, 2022

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 8, 2022 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of May 1, 2022;

•	to disclose the calculation of our March 31, 2022 net asset value (“NAV”) per share for all share classes;

•	to provide a market update; and

•	to provide updates to our portfolio and our business.

May 1, 2022 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2022 (and repurchases as of April 30, 2022) is as follows:

Transaction Price (per share)
Class S	$25.2079
Class T	$24.9828
Class D	$25.0156
Class M	$25.0859
Class I	$24.4512
Class F*	$25.0188
Class Y*	$24.4085

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The May 1, 2022 transaction price for each of our share classes is equal to such class’s NAV per share as of March 31, 2022. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since March 31, 2022 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

March 31, 2022 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for March 31, 2022.

The following table provides a breakdown of the major components of our total NAV as of March 31, 2022 (dollar amounts in thousands):

Components of NAV	March 31, 2022
Loans receivable	$4,656,144
Mortgage-backed securities held-to-maturity	68,003
Mortgage-backed securities available-for-sale, at fair value	81,022
Cash and cash equivalents	154,414
Restricted cash	19,862
Other assets	19,182
Collateralized loan obligation, net of deferred financing costs	(2,679,479)
Repurchase agreements payable, net of deferred financing costs	(831,113)
Credit facility payable	—
Accrued stockholder servicing fees(1)	(651)
Other liabilities	(31,443)

Net asset value	$1,455,941

Number of outstanding shares	58,373,411

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of March 31, 2022, we accrued under GAAP $67,932 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of March 31, 2022 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$833,208	$36,163	$16,605	$79,796	$445,269	$22,770	$22,130	$1,455,941
Number of outstanding shares	33,053,874	1,447,529	663,801	3,180,900	18,210,549	910,110	906,648	58,373,411

NAV per Share as of March 31, 2022	$25.2079	$24.9828	$25.0156	$25.0859	$24.4512	$25.0188	$24.4085

Market Update

Interest rates spiked in March amid multi-decade high and rising inflation readings along with a Fed liftoff. The 2–10-year yield curve flattened to just 4 basis points by month end before briefly inverting in early April as two-year yields rose faster than 10-year Treasuries. Both the 2-year and 10-year yields closed the month at their highest level since May 2019. Core fixed income continued to struggle within this environment as the Bloomberg Aggregate Bond Index returned -2.78% in February, and is down -5.93% year to date, marking the Agg’s worst-ever start to a year as core fixed income faces significant downside risks.

Commercial property prices continued to show solid, double-digit annual gains through February 2022, with the RCA CPPI rising 19.4% from a year ago.1 While growth across the CRE market remains solid, the pace of monthly gains has moderated from Q4 2021.

Property price gains were primarily driven by rising industrial prices, which rose 28.5% year over year and marked a new annual record for any property type since the inception of the RCA CPPI. Apartment and retail prices also added to returns as both property types recorded the fastest annual growth in their histories, at 23.2% and 21.1%, respectively.

Annual office price growth fell to 10.3% in February as the sector faces a divide between newer, Class A product and older, Class B office buildings. Suburban office prices rose 10.1% year-over-year in February. CBD office prices rose 4.7% yet continue to lag the broader CPPI.

Amid an evolving U.S. CRE market, investors are increasingly moving toward secondary markets in search of more attractive total return opportunities. In 2021, just one of the top 5 property markets for sales volume was also among the top five for the period from 2015-2019 (Dallas).1 The other four—Austin, Orlando, Phoenix and Miami—ranked 13th, 18th, 8th and 20th, respectively, for the same period. Apartments drove transaction volume across each of the new entrants.

Portfolio Update

We continue to generate an attractive level of income with low NAV volatility. Floating rate loans comprised 94.8% of the portfolio as of March 31, 2022, which we believe will continue to help preserve capital as interest rates rise.

As fixed income markets quickly priced in multiple Fed rate hikes this year, the yield on the Bloomberg Aggregate Bond Index increased by approximately 120bps year-to-date and prices declined by 6%. Even with the rise in rates, the annualized distribution rate for FS Credit REIT’s Class I shares was 360bps above the Agg’s current yield as of March 31, 2022.

We continue to build upon our track record of generating an attractive level of income with low NAV volatility. We closed on $438.5 million in new fundings in February. New origination highlights included:

•

Three garden-style multifamily properties throughout Texas: The first loan is backed by a newly built 236-unit amenity rich property in Austin, TX. The building is located near multiple regional employers, including Amazon, Facebook, Indeed and Charles Schwab. The second loan is backed by a 92% occupied 2017-vintage multifamily property approximately 12 miles north of downtown Dallas, TX. The property is located within a high-growth submarket of the city and along a major highway, providing easy access to major local employment centers. The third loan is backed by a 2021-vintage 88% leased property that is located within a new ~1,000-acre master-planned community in the Houston, TX suburbs. The property is in one of the top school districts in the greater Houston area and features many amenities, including baseball and soccer fields, a fitness center, golf simulator and splash pad.

[1]	Real Capital Analytics, as of February 2022.

•

Two office properties: The first loan is backed by a newly built office property in the heart of Silicon Valley. The 184K SF Class A building is in a highly occupied submarket in Santa Clara, CA and features a large open-floor plan, an outdoor roof balcony, expansive window views and significant parking. The building features post-COVID amenities such as a high-quality air ventilation system, individual restroom stalls and three timed elevators. The building is in a walkable neighborhood, with more than 2,000 nearby residential units either completed or under construction. The second loan is collateralized by a 12-story office portfolio in suburban Dallas, TX. The two buildings sit within a strong submarket with easy access to major thoroughfares and within walking distance to local attractions, including a local “restaurant row.” Upon acquisition, the sponsors intend to renovate the buildings, converting them from Class B to Class A by improving the outdoor space and fully amenitizing the 1st floor lobby, among other improvements.

The short-term nature of our typical loan (2-3yr maturity) allows us to dynamically adjust allocations across property type and geography to current market conditions. For example, since September 2020, the portfolio’s allocation to multifamily properties ranged from a low of 14% to approximately 58% as of March 31, 2022, as we continue to see attractive opportunities, primarily in secondary and sunbelt markets, driven by rising housing prices, improving labor markets and a generally healthy U.S. consumer. Over the same timeframe, we have opportunistically added new investments in hospitality, retail, and office in recent months as sector fundamentals strengthened. As of March 31, 2022, these sectors represented 5.8%, 6.5% and 13.2% of the portfolio, respectively. We also have increased our allocation to alternative sectors such as self-storage, which represented 5.0% of the portfolio as of March 31, 2022.

The portfolio was comprised of 100% performing assets as of March 31, 2022. Our investment pipeline remains strong in April.